SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 10, 2006

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: October 10, 2006	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

            BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To:  The FSA

Date: 10 October 2006

1. Name of applicant:           Protherics PLC

2. Name of scheme               Protherics PLC Savings Related Share Option
                                Scheme

3. Period of return:            From    8 April 2006       To    8 October 2006

4. Balance under scheme from    12,600
previous return:

5. The amount by which the      Nil
block scheme has been
increased, if the scheme has
been increased since the
date of the last return:

6. Number of securities         Nil
issued/allotted under scheme
during period:

7. Balance under scheme not     12,600
yet issued / allotted at end
of period

8. Number and class of          96,300 Ordinary Shares (date of admission:
securities originally listed    8 April 2005)
and the date of admission

9. Total number of securities   261,147,749
in issue at the end of the
period

Name of contact                 Julie Vickers

Address of contact              The Heath Business and Technical Park
                                Runcorn
                                Cheshire WA7 4QX

Telephone number of contact     +44 (0) 1928 518010

Signed by      _____________________________________________________
               Company Secretary
               for and on behalf of
               Protherics PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.